UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                 BOONTON ELECTRONICS CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.10 per share
                 (Title of Class of Securities)

                            099257107
                         (CUSIP Number)

                          Daniel Auzan
                        G.E.M. USA, Inc.
                  c/o Robert P. Regimbal, Esq.
      Graham, Curtin & Sheridan, A Professional Association
                      4 Headquarters Plaza
                    Morristown, NJ 07962-1991
                         (973) 292-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        October 21, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
Page 2 of 6 pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 099257107

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    G.E.M. USA, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /  /
           (b) /  /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED / /
    PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF            7.  SOLE VOTING POWER
SHARES                   268,016
BENEFICIALLY         -----------------------------------------
OWNED BY             8.  SHARED VOTING POWER
EACH REPORTING           None
                     ------------------------------------------
                     9.  SOLE DISPOSITIVE POWER
                         268,016
                     ------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     268,016

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.3%

14. TYPE OF REPORTING PERSON
    CO
Page 3 of 6 Pages

                          SCHEDULE 13D
                       CUSIP NO. 099257107
                        OCTOBER 21, 1996

Item 1.       Security and Issuer.

              Common stock, par value $0.10 per share
              Boonton Electronics Corporation
              25 Eastmans Road
              Parsippany, New Jersey 07054


Item 2.       Identity and background.

(a)    G.E.M. USA, Inc. ("GEM")
(b)    c/o General Electronique Mesure, S.A.
       16 rue Joseph Cugnot
       Z.I deBracheux
       6000 Beauvais, France
(c)    N/A
(d)    No
(e)    No
(f)    Delaware - U.S.A.


(a)    General Electronique Mesure, S.A. ("GMME")
(b)    16 rue Joseph Cugnot
(c)    Z.I deBracheux
       6000 Beauvais, France
(d)    No
(e)    No
(f)    France


(a)    Daniel Auzan
(b)    16 rue Joseph Cugnot
       6000 Beauvais
       France
(c)    President of GEM and GMME
(d)    No
(e)    No
(f)    France


(a)    Henri Treibel
(b)    16 rue Joseph Cugnot
       6000 Beauvais
       France
(c)    Secretary and Treasurer of GEM and CFO of GMME
(d)    No
(e)    No
(f)    France

Page 4 of 6 Pages

(a)    Victor Tolan
(b)    1031 Segovia Circle
       Placentia, CA 92870
(c)    Vice President of GEM and Sales Director of GMME
(d)    No
(e)    No
(f)    U.S.A.

Item 3.       Source and Amount of Funds.

              $25,000.00 in working capital of G.E.M. USA, Inc.
              from the capital contribution of General Electronique
              Mesure, S.A.

Item 4.       Purpose of Transaction.

              The securities are being acquired for
              investment purposes.

              (a)    G.E.M. USA, Inc. has an option to
                     purchase an additional 435,984 shares of common stock in Boonton Electronics Corporation and has a right of first refusal to purchase (i) additional shares of Boonton Electronics Corporation pursuant to Section 5 of that certain Subscription and Option Agreement dated October 2, 1997, (a copy of which is attached hereto as Exhibit A) and (ii) the shares of Ronald T. DeBlis, Jack Frucht and John M. Young under certain circumstances as provided in
                     Section 6 of the aforementioned Agreement.

              (b)    None.

              (c)    None.

              (d)    None.

              (e)    None.

              (f)    None.


              (g) Reference is hereby made to Sections 5 and 6 of the Subscription and Option Agreement dated October 2, 1997, attached hereto as Exhibit A.

              (h)    None.

              (i)    None.

Page 5 of 6 Pages

              (j)    None
Item 5.              Interest in Securities of the Issuer.

              (a) 268,016 shares of common stock owned by G.E.M. USA, Inc., representing approximately 16.31% of the outstanding stock of Boonton Electronics Corporation, with the option to acquire an additional 435,984 shares of common stock representing, after the issuance thereof,approximately 33.84% of the outstanding stock of Boonton Electronics Corporation.

              (b)    268,016 direct.

              (c)    None.

              (d)    None.

              (e)    N/A.

Item 6.       Contracts, Agreements, Understandings, etc.

              Reference is hereby made to (i) the
              Subscription and Option Agreement dated
              February 23, 1996 (a copy of which was filed with the original Schedule 13D), (ii) the Subscription and Option Agreement dated
              October 21, 1996 (a copy of which was filed with the first amendment to Schedule 13D, and (iii) the Subscription and Option Agreement dated October 2,
              1997 attached hereto as Exhibit A.

Item 7.       Exhibits.

              Subscription and Option Agreement dated October 2,
              1997 by and between Boonton Electronics Corporation and G.E.M. USA, Inc., Ronald T. DeBlis, John M. Young and Jack Frucht.
Page 6 of 6 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  G.E.M. USA, Inc.



                                  By:  /s/ Daniel Auzan
                                       Daniel Auzan, President

DATED:  December    , 1997